Caledonia Mining Announces Third Quarter 2008 Results

Toronto, Ontario – November 14, 2008:  Caledonia Mining Corporation (“Caledonia”) (TSX: CAL, NASDAQ-OTCBB: CALVF, AIM: CMCL) is pleased to announce its third quarter 2008 operating and financial results. These are available on the Company’s website www.caledoniamining.com and are also filed on www.sedar.com.  The financial results below are reported in Canadian dollars, except where otherwise stated.

Financial highlights for the Quarter and the nine months ended September 30

	Three months ended September 30		Nine months ended September 30
(C$ 000’s)	2008	2007	2008	2007
Sales from continuing operations	2,280	1,950	7,668	6,808
Operating costs	1,978	1,176	4,595	7,534
Gross profit/(loss) from continuing operations	302	774	3,073	(726)
G&A expenses	2,016	542	3,174	1,584
Other costs/(income)	1,035	1,086	2,119	2,087
Loss after tax before discontinued operations	(2,749)	(855)	(2,220)	(4,400)
Net loss for the period after discontinued operations	(2,779)	(935)	(2,343)	(4,860)
Net loss per share before discontinued operations, basic and fully diluted	($0.005)	($0.002)	($0.004)	($0.010)

For the quarter ended September 30, 2008 Caledonia reported revenue of $2.28 million from the sale of 2,466 (2,262 in 2007) ounces of gold, which resulted in an operating profit of $302,000.  Gold sales for the nine months were 8,364 (9,471 in 2007) ounces.

During the quarter Caledonia incurred certain non-cash expenses namely, unrealized foreign exchange loss of $992,000 ($1,017,000 in 2007), amortization of $101,000 ($4,000 in 2007) and share option expenses of $616,000 ($40,000 in 2007) which combined contributed $1.709 million of the net loss of $2.779 million or $0.005 per fully diluted share.

For the nine months the non-cash expenses were unrealized foreign exchange loss of $1,752,000 ($1,468,000 in 2007), amortization of $302,000 ($510,000 in 2007) and share option expenses of $684,000 ($40,000 in 2007) which combined contributed $2.738 million of the net loss of $2.343 million or $0.004 per fully diluted share.

Cash available at the quarter end totaled $5.499 million and working capital amounted to $9.105 million.

Management published a recent operational update in a press release dated October 23, 2008, and further information is included in this quarter’s MD&A.

For more information, please contact:

Mark Learmonth

Alex Buck

Martin Eales

Caledonia Mining

BuckBias

RBC Capital Markets

Tel: +27 11 447 2499

Tel: +44 7932 740 452

Tel: +44 20 7029 7881

Further information regarding Caledonia’s exploration activities and operations along with its latest financials may be found at www.caledoniamining.com.